LAW OFFICES OF ANTHONY D. GUENTHER, ESQ.

3261 E. Warm Springs Road

Las Vegas, Nevada 89120

Phone: (702) 589-5170 | Email: adg@adguentherlaw.com

September 22, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Maryse Mills-Apenteng

Re: ASN Technologies, Inc.

Registration Statement on Form S-1

Filed August 15, 2014

File No. 333-198168

Dear Mr. Ingram:

I write on behalf of ASN Technologies, Inc., (the “Company”) in response to the Staff’s letter of September 11, 2014, by Maryse Mill-Apenteng, Special Counsel, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed August 15, 2014, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.                  Your filing indicates that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, nominal assets consisting only of cash, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Alternatively, if you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including more robust disclosure regarding your business plan for the next twelve months. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

In response to this comment, the Company asserts that it is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended. Rule 419 defines a “blank check company” as a company that:

  Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

  Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

In Securities Act Release No. 33-6932, the Commission stated that, “Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

The Company clearly has a specific business plan and purpose. As detailed throughout the Registration Statement, its business purpose is to design and develop a location-based mobile application known as “death-valley”. The Company has disclosed a budget and plan of operations for the start-up of its business. Its founding officer has committed capital to the business to be used in furtherance of the disclosed plan of operations. In response to the Commission’s comments, as discussed below, the Company has amended its Registration Statement to include additional details regarding the application, its development progress to date, and the Company’s business plan for the next twelve months.

In addition, specific risks relating to the Company’s brief operating history, lack of revenues to date, lack of a currently marketable product, current shortage of funds, and related matters have been disclosed in the Registration Statement. Also, in response to the Commission’s comments, as discussed below, the Company has added additional risk disclosures. The presence or absence of such risks is not germane in determining whether an issuer is a “blank check” company within the definition of Rule 419. Instead, the appropriate standard is whether the company has a specific business plan or purpose, or whether it has “indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.” See, Securities Act Release No. 33-6932.

As disclosed in the Registration Statement, the purpose of the Offering is to seek the additional equity capital needed to fund its specifically described start-up plan of operations. The Company is not seeking funding in relation to any type of merger, acquisition, or similar transaction and has given no indication that this it has any plan or intention to pursue such a transaction. Instead, the Company has given a detailed “Use of Proceeds” disclosure in which “specific percentage[s] of offering proceeds [are] committed to a specific business plan.” See, Securities Act Release No. 33-6932.

The Company has added the following language to the cover page of the Prospectus:

“We are not a ‘blank check’ company and have no plans or intentions to engage in a merger or acquisition with any other company or other entity.”

The Company has not created, as a separate document, a business plan that is separate and distinct from the information disclosed in the Prospectus in compliance with Regulation S-K. The Company does not intend to present any separate materials to investors other than the information set forth in the Prospectus.

2.                  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company does not intend to engage in oral or written communications in reliance on Section 5(d) of the Securities Act. As discussed above, the Company does not intend to present any separate materials to investors other than the information set forth in the Prospectus. Further, there have been no research reports about the Company and the Company does not intend to publish or distribute any research reports. Also, the Company does not anticipate that any brokers or dealers will participate in this offering.

Cover Page

3.                  We note that your cover page disclosure presents information about the offering, such as proceeds, on a gross basis assuming all shares in the offering are sold. Since yours is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by you will be sold, please revise your disclosure to more accurately reflect the range of possible outcomes, including the possibility that you may not raise sufficient funds to cover your offering expenses. Note that any potential proceeds should be discussed on a net basis. In this regard, it appears that you should remove from the cover page the table showing offering proceeds to the company.

In response to this comment, the Company has deleted offering proceeds table from the cover page of the Prospectus and modified the related discussion of offering proceeds to read as follows:

“The Maximum Offering amount is 1,500,000 shares ($15,000). Our estimated expenses for this Offering are $7,751.93. Although we do not intend to utilize proceeds from the Offering to pay offering expenses, the maximum net proceeds of the Offering, after deduction of our projected offering expenses, will be $7,248.07. Because there is no minimum amount of shares that must be sold in order for the Offering to close, there is a risk that we may not receive sufficient proceeds from the offering to pursue our business plan. Further, we can offer no assurance that all or any of the shares offered will be sold and we face a risk that the total proceeds of the Offering will not be sufficient to cover the offering expenses incurred.”

4.                  Consistent with your disclosure on page 19, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations.

In response to this comment, the Company has added the following language to the Prospectus cover page:

“We are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, in that we currently have nominal operations and nominal assets other than cash.  Accordingly, the ability of any holders of “restricted securities,” as defined under Rule 144 promulgated under the Securities Act, to re-sell their shares may be limited by applicable regulations.”

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In addition, the Company has added the following new disclosure to the Risk Factors portion of the Prospectus:

“Because we are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, the ability of any holders of “restricted securities,” as defined under Rule 144 promulgated under the Securities Act, to re-sell their shares may be limited by applicable regulations and our ability to attract additional investment through private offerings may be limited.

At the present time, we are classified as a “shell company” under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. As such, any “restricted securities,” as defined under Rule 144 promulgated under the Securities Act, may not be resold in reliance on safe harbors provided under Rule 144 until: (1) we file Form 10 information with the SEC when we cease to be a “shell company”; (2) we have filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time we file the current Form 10 type information with the SEC reflecting our status as an entity that is not a shell company. As a result, we may experience difficulty in raising additional capital through private offerings of common stock or other securities until such time as we are no longer a “shell company” and have met the other requirements described above. For so long as the safe harbors provided under Rule 144 are not available to holders of restricted securities, our ability to raise significant additional capital to implement our business plan or to sustain future operations in any offering other than a registered public offering may be severely limited. To the extent that any capital from future private offerings is available to us, the investors may demand re-sale registration rights in connection with such offerings or otherwise insist on terms which make such financings unattractive or infeasible.”

Summary, page 4

5.                  Please revise your summary to prominently and unambiguously disclose that you currently have no marketable product, no customers and no revenues. Further, please expand the summary to discuss the status of the app you intend to develop, the significant milestones moving forward, and how you intend to transition from net losses to generating profits. This comment also applies to your business description beginning on page 16.

In response to this comment, the Company has added the following disclosures to the Summary section, which disclose the company’s current lack of marketable product, customers, and revenue and which summarize the additional disclosures added in response to comments no. 12, 14, and 15:

“We currently have no marketable product, no customers, and no established source of revenue. We have developed a functional prototype of the ‘death-valley’ application which has been deployed to the web at http://death-valley.asnti.com. By early 2015, we expect to release a fully-functional web application which can be promoted to the public and demonstrated to potential advertisers who may be interested in posting sponsored events. By late 2015, we plan to release native mobile clients for the iPhone and Android mobile operating systems. We expect that our initial source of revenues will come in the form of sponsored postings by bars, restaurants, and other venues whereby these customers can, for a fee, post clearly identified sponsored events in their venue to the application. For the foreseeable future, we intend to rely upon sponsored postings by advertisers as our planned source of revenue. We have incurred net losses to date and expect to continue to incur net losses until such time as future revenues from advertisers posting sponsored events to our application become sufficient to support our operating costs. We can offer no assurance that we will generate significant revenue from our application or that, if revenue is generated, that we will be profitable.”

Risk Factors, page 6

General

6.                  Please include a prominently placed risk factor alerting investors to the fact that you have no marketable product, no customers and no revenues. Clarify that substantial additional development work will be required and that you may never develop an app that is operational or marketable.

In response to the comment, the Company has added the following new risk factor:

“Because we currently have no marketable product, customers, or established source of revenue, we can offer no assurance that we will generate significant revenues or become profitable in the future.

We currently have no marketable product, no customers, and no established source of revenue. We have incurred net losses to date and expect to continue to incur net losses until such time as future revenues from advertisers posting sponsored events to our application become sufficient to support our operating costs. Our application will require significant additional development prior to public release. We can offer no assurance that our application will be successfully brought to market, that we will generate significant revenue from our application or that, if revenue is generated, that we will be profitable.”

7.                  Please tell us what consideration you gave to including a risk factor disclosing any financial or legal risks attributable to unlawful use of the platform by your users. Ensure that you explain in Description of Business what policies and procedures, if any, you have in place to monitor such activity.

In response to this comment, the Company has added the following additional disclosure to the Description of Business:

“In order to mitigate the risk that our application could be used for unlawful activity, we plan to initiate ongoing service and usage monitoring to determine potential usage problems as they arise. Prior to public release of the native mobile applications, Terms of Service documents will be developed and continually updated to communicate to users the intended usage of the system.  Any violation will result in technical ramifications to correct the situation as it arises. Software tools will need to be written to help determine policy violations.  For example, basic pattern recognition software can be implemented to search the text of entries for known violations.  Offending computer IP addresses can be blocked from usage (black-listed).”

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In addition, the Company has added the following additional risk factor:

“If our planned mobile application is used furtherance of unlawful activity, we may incur unexpected liabilities.

As with any new technology, especially web technology, global implications of usage cannot always be foreseen.  Many recent technologies have allowed desired and undesired usage of their system that have had both intended and unintended results. As with any company offering a web based application, we face a risk that the application may be used in connection with illegal activity. One of the features of our application is the lack of orientation around a specific (logged-in) user.  This design factor necessarily makes policy enforcement more difficult than in normal ‘social’ applications. If our application is used unlawfully, we may have difficulty preventing and/or terminating such unlawful use. In addition, we may face unexpected liabilities if it is alleged that our procedures for preventing unlawful use of the application are insufficient.”

“Because our sole officer and director has no prior experience …,” page 8

8.                  Please expand your disclosure to state that Mr. Davis has no experience developing computer applications and to discuss the concomitant risks.

In response to this comment, this risk factor has been modified to read as follows:

“Because our sole officer and director has no prior experience as a chief executive, as the head of a public company, or as a successful mobile application developer, we may be hindered in our ability to efficiently and competitively execute our business strategy and achieve profitability.

Our sole officer and director, Mr. Davis, lacks any prior experience as a company chief executive.  In addition, Mr. Davis has no experience managing a publicly reporting company.  Accordingly, Mr. Davis will be less effective than more experienced managers in efficiently managing our ongoing regulatory compliance obligations and in dealing with such matters as public relations, investor relations, and corporate governance. In addition, Mr. Davis has no prior experience successfully developing mobile applications. As a result, his management of the development process for the application, the launch of the application, and the process for refining and evolving the application in response to user preferences may be less capable and effective than the leadership available to our competitors and we may have difficulty successfully marketing our application to the public.”

Use of Proceeds, page 11

9.                  Your use of proceeds table includes line items for gross and net proceeds; however, it does not appear that you have accounted for offering expenses in determining net proceeds. Please tell us whether you intend to utilize proceeds from the offering, if any, to cover offering expenses, and if so, revise your disclosure to ensure that the net proceeds amount is exclusive of such expenses.

The company expects to pay offering expenses from cash on hand and does not plan to use offering proceeds to pay for the expenses of the offering itself.

10.              Your registration statement cover page and business section indicate that a portion of the offering proceeds will be utilized to develop your app, yet your use of proceeds table does not appear to allocate any proceeds towards product development. In this regard, we note that your Research and Development Expenditures discussion on page 17 does not address product development plans. Please advise or revise as necessary.

Proceeds of the Offering will be used for advertising and the other expenses listed in the Use of Proceeds table. As discussed in the new disclosures added to the “Planned Operations and Budget for Fiscal Year Beginning July 1, 2014” section, development of the web-based application will be done by Mr. Davis in house, with the expense of contract programmers being incurred in late 2015 for the development of the native mobile applications. The reference to using proceeds for “development” near the beginning of the business section has been removed.

11.              Please tell us the basis for your apparent belief that the accounting and legal costs would vary depending on the number of shares sold.

The Use of Proceeds table is intended to indicate the Company’s use of the offering proceeds, and not necessarily the total expenses it expects to incur for each of the use categories listed. Thus, the Company does not believe that it’s accounting and legal costs would vary based on the number of shares sold. Rather, as the total proceeds from the offering drop below the $5,000 portion of the offering which the Company plans to use for accounting and legal, the amount of offering proceeds used for that purpose must necessarily decrease. The Company’s total budget for accounting and legal is disclosed in the section entitled “Planned Operations and Budget for Fiscal Year Beginning July 1, 2014”.

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Description of Business, page 16

12.              Please revise your business discussion to provide a more detailed description of your plan of operation for the next twelve months. For each step necessary to implement your business plan, please provide an estimated timeline for completion. Specifically discuss in material detail your plans to develop the app, such as whether the product development will be outsourced, and your timeline for releasing a market-ready product. Refer to Item 101(a)(2) of Regulation S-K.

In response to the Comment, the Company has added a new section to the “Planned Operations and Budget” subsection under the MD&A beginning on Page 21. This section discusses the Company’s specific development milestones for the application over the next 18 months and provides a timeline describing the steps to be taken and the timing of public release of the application both on the web and, later, as a native mobile application. The new discussion also specifies that web-based development will continue in house and that development of the native mobile applications will need to be performed by others under contract.

Marketing and Competition, page 17

13.              Please expand your disclosure to provide a more complete description of the competitive landscape. For example, provide a description of the extent to which other location-based apps and services are already available. Ensure that you briefly describe any services that allow users to filter existing social networking messages by geographical region.

In response to this comment, the Company has added the following additional explanation to this section:

“There are several existing application that allow for location-based data and message filtering.  This general concept is not new and is employed by a wide variety of web and mobile applications.  Examples include Google Earth, Yelp, Twitter, Facebook, even IMDB for searching movies based on a zip code. We believe that ‘death-valley’ is different from these various other applications, however, because in our application the data is temporally-attenuated as well as arbitrarily restricted to a user’s current whereabouts.  The data itself is not intended to revolve around specific users, but anonymous contributors in specific locations.  We believe that, when compared to other applications that allow for location-based filtering, our application brings a greater focus on the ‘here’, ‘now’, and ‘what,’ rather than on just the basic ability to filter by geography.”

Revenue Model, page 17

14.              It appears that you intend initially to generate revenues solely through advertisements and to make your app available free to users. If so, please clarify this. To the extent you intend to charge users for the app services in the initial phase, please include additional disclosure explaining on what basis you would charge user fees.

In response to this comment, the Company has clarified the Revenue Model section to stately clearly that the application will be made available free to users and that the planned source of revenue will be sponsored event postings by advertisers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Planned Operations and Budget …, page 21

15.              You state that you have commenced software development. Please provide a description of the development activities performed and describe with specificity any milestones achieved to date.

In response to this comment, the Company has added a disclosure in this section explaining that a functional prototype of the application has been developed and deployed to the web. Further, in the Description of Business section, the Company has added an explanation of the current status of the application and an explanation regarding how the prototype may be currently accessed on the web. The current features and state of development of the application are also discussed.

16.              Expand your disclosures to explain whether the software coding was performed by Mr. Davis, by independent contractors, or otherwise. If such software development was done on a contract basis, discuss any implications related to your ownership of any such intellectual property.

In response to this comment and comment no. 12, above, the company has added an explanation to the “Planned Operations and Budget” subsection under the MD&A beginning on Page 21 that Mr. Davis has performed the initial development but that that development of the native mobile applications will need to be performed by others under contract. As discussed in this new disclosure, the programming performed by those working under contract will be performed under agreement as “work for hire” and the company will retain all rights to the intellectual property developed.

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Liquidity and Capital Resources, page 21

17.              Expand your disclosures to state the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the minimum amount needed to fund 12 months of operations. Please provide appropriate risk factor disclosure regarding any anticipated short falls with respect to your liquidity position.

In response to this comment, the Company has added the following additional language to the existing disclosures on this subject under Liquidity and Capital Resources:

“In order to execute on our business plan over the next twelve months, we will require additional funding at or near the maximum offering amount ($15,000). Using only existing capital resources, and if no funding is received through the offering or otherwise, we will have sufficient funds to conduct our planned operations until approximately February of 2015, at which point we will lack the resources to embark on our planned marketing efforts.”

In addition, this language was also added to an existing risk factor on this subject, which now reads in its entirety as follows:

“If we do not obtain additional financing, including the financing sought in this offering, our business will fail.

We have not yet commenced active operations and have not generated any revenue to date. Our business plan calls for expenses related to the development and marketing of our new mobile application, and other start-up costs. Our cash requirements over the current fiscal year are expected to be approximately $15,000.  As of June 30, 2014, we had cash on hand in the amount of $10,000 and working capital in the amount of $7,081.  Accordingly, our business will likely fail if we are unable to successfully complete this Offering at or near the maximum offering amount.  In order to execute on our business plan over the next twelve months, we will require additional funding at or near the maximum offering amount ($15,000). Using only existing capital resources, and if no funding is received through the offering or otherwise, we will have sufficient funds to conduct our planned operations until approximately February of 2015, at which point we will lack the resources to embark on our planned marketing efforts. In addition, we will be required to seek additional financing by the end of our current fiscal year in order continue the development and expansion of application. We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing beyond the initial equity financing sought through this offering will be subject to a number of factors, including our ability to show early growth in our user base. These factors may make the most desirable timing, amount, and terms or conditions of additional financing unavailable to us.”

Exhibits, page 28

18.              Please file the form of subscription agreement that you will require investors in the offering to execute. We note the disclosure on page 14 in this respect.

The form of subscription agreement for the offering has been added as Exhibit 99.1 to the Registration Statement.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

LAW OFFICES OF ANTHONY D. GUENTHER, ESQ.

/s/ Anthony D. Guenther

Anthony D. Guenther

Enclosure (Acknowledgment by the Company)

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ASN Technologies

10291 South 1300 East, #118

Sandy, UT, 84094

Via EDGAR

September 22, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng,

Re: ASN Technologies, Inc.

Registration Statement on Form S-1

Filed August 15, 2014

File No. 333-198168

Dear Mr. Ingram:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated September 11, 2014 by Maryse Mill-Apenteng, Special Counsel of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

·	The company is responsible for the adequacy and accuracy of the disclosure in the filing
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASN Technologies.

/s/ Daniel Davis
By:	Daniel Davis
Chief Executive Officer

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